SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **December 12, 2003**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast	
Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

(612) 623-6000

(Registrant's telephone number)

Item 5.   Other Events

On December 12, 2003, the Board of Directors of the Company issued a press release announcing the approval of a 70% increase in the regular quarterly dividend from 8.25 cents per share to 14 cents per share and a special one-time dividend of $2.25 per share. The release is furnished as Exhibit 99 hereto.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: December 12, 2003   By:_____

Its: Vice President, General Counsel and Secretary

Exhibit 99

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



News Release

FOR IMMEDIATE RELEASE:
Friday, December 12, 2003

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO INCREASES THE REGULAR QUARTERLY DIVIDEND 70% DECLARES SPECIAL DIVIDEND OF $2.25 PER SHARE

MINNEAPOLIS, MN (December 12, 2003) – The Board of Directors of Graco Inc. **(NYSE: GGG)** has approved the following dividend actions in order to enhance shareholder returns and re-deploy excess cash balances:

- A 70% increase in the regular quarterly dividend from 8.25 cents per share to 14 cents per share
- A special one-time dividend of $2.25 per share

"The above dividend actions will substantially improve our returns on assets and equity," said President and Chief Executive Officer David A. Roberts. "As in the past, we will continue to return a substantial portion of the cash generated by the Company to its shareholders in the form of dividends and share repurchases, without limiting our ability to make investments to grow the business. Today's dividend actions have no impact on current operations and in no way restrict our ability to fund our growth initiatives including strategic acquisitions. In fact, after these actions we still have a balance sheet that is debt-free with plenty of borrowing capacity and access to the capital markets", said Roberts.

The special $2.25 per common share dividend will be paid March 25, 2004, to shareholders of record as of March 11, 2004.

The regular quarterly dividend of 14 cents per share (56 cents per share annual rate) will be paid February 4, 2004, to shareholders of record as of January 20, 2004.

Graco Inc. has approximately 46 million shares outstanding.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

# # #



December 12, 2003

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Press Release of December 12, 2003.

Very truly yours,

Robert M. Mattison
Vice President, General Counsel
and Secretary

RMM:ajp

Enclosures

cc: New York Stock Exchange
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